Filed Pursuant to Rule 424(b)(2)
Registration No. 333-206178

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee (1)(2)
% Debentures, Series 2016 A	$500,000,000	99.939%	$499,695,000	$50,319.29

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933.

(2)	This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in Consolidated Edison, Inc.’s Registration Statement on Form S-3ASR (No. 333-206178).

P R O S P E C T U S  S U P P L E M E N T

(To Prospectus dated August 6, 2015)

$500,000,000

Consolidated Edison, Inc.

2.00% Debentures, Series 2016 A due 2021

This is a public offering by Consolidated Edison, Inc. of $500,000,000 of Series 2016 A Debentures due May 15, 2021 (the “Debentures”). Interest on the Debentures is payable on November 15, 2016 and thereafter semi-annually on May 15 and November 15 in each year.

The Debentures are being issued in connection with our subsidiary’s April 2016 agreement to purchase, for $975 million (subject to closing adjustments), a 50 percent equity interest in a joint venture (the “Joint Venture”) to which a Crestwood Equity Partners LP subsidiary has agreed to contribute 100 percent of the equity interests in certain gas pipeline and storage businesses (the “Acquisition”). See “Use of Proceeds.” However, this offering is not conditioned upon the completion of the Acquisition, which, if completed, will occur subsequent to the closing of the offering. Upon the occurrence of a Special Mandatory Redemption Trigger (as defined below), we will be required to redeem the Debentures, in whole, at a redemption price equal to 101% of the aggregate principal amount of the Debentures, plus accrued interest from and including the date of initial issuance, or the most recent date to which interest has been paid, whichever is later, to, but not including, the date of the special mandatory redemption (the “Special Mandatory Redemption Price”). There is no escrow account for, or security interest in, the proceeds of the offering for the benefit of holders of the Debentures. The “Special Mandatory Redemption Trigger” is the first to occur of either: (i) December 31, 2016 or, if by December 31, 2016 all conditions to the Acquisition Closing (as defined below) have been satisfied other than those conditions to be satisfied on the date of the Acquisition Closing and the expiration or early termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and, in our judgment, all conditions to the Acquisition Closing are reasonably likely to be satisfied by March 31, 2017, then March 31, 2017, provided, in each case, that the Acquisition Closing has not occurred on or prior to such date; or (ii) the date on which the contribution agreement relating to the Acquisition is terminated. The “Acquisition Closing” is the initial closing for the Acquisition at which our subsidiary, by contributing an amount not less than the aggregate principal amount of the Debentures, purchases a 50 percent equity interest in the Joint Venture. See “Description of Debentures—Special Mandatory Redemption.”

At any time prior to March 31, 2017, we may redeem the Debentures in whole, at our option, at the Special Mandatory Redemption Price if, in our judgment, the Acquisition Closing will not occur on or prior to March 31, 2017. In addition, we may redeem the Debentures at any time prior to maturity, in whole or in part, at our option, at the applicable redemption price described in this prospectus supplement. See “Description of Debentures—Redemption at Our Option.”

The Debentures will be unsecured obligations and rank equally with our other unsecured debt securities that are not subordinated obligations. The Debentures will be issued only in registered form in denominations of $1,000 or an integral multiple thereof.

Investing in the Debentures involves risks. See “Risk Factors” on page S-4 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Debenture	Total
Initial public offering price	99.939%	$499,695,000
Underwriting discount	0.600%	$3,000,000
Proceeds, before expenses, to Consolidated Edison, Inc.	99.339%	$496,695,000

The initial public offering price set forth above does not include accrued interest, if any. Interest on the Debentures will accrue from May 16, 2016 and must be paid by the purchaser if the Debentures are delivered after May 16, 2016.

The underwriters expect to deliver the Debentures to purchasers through The Depository Trust Company on or about May 16, 2016.

Joint Book-Running Managers

Barclays	Mizuho Securities	Wells Fargo Securities

BofA Merrill Lynch	Citigroup	J.P. Morgan

May 11, 2016

IN THIS PROSPECTUS SUPPLEMENT, THE “COMPANY,” “CON EDISON,” “WE,” “US” AND “OUR” REFER TO CONSOLIDATED EDISON, INC. IN ADDITION, WE REFER TO THE 2.00% DEBENTURES, SERIES 2016 A DUE MAY 15, 2021 AS THE “DEBENTURES.”

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus (together, the “prospectus”), in any related free writing prospectus filed by us with the Securities and Exchange Commission (the “Commission”), and in any written communication from us or the underwriters specifying the final terms of the offering. We have not and the underwriters have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not and the underwriters are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement is current only as of the date of this prospectus supplement.

Prospectus Supplement

INCORPORATION BY REFERENCE

The Commission allows the “incorporation by reference” herein of the information we file with the Commission. This means that we can disclose important information to you by referring you to documents that we have previously filed with the Commission or documents that we will file with the Commission in the future. The information we incorporate by reference is considered to be an important part of this prospectus. Information that we file later with the Commission that is incorporated by reference into this prospectus will automatically update and supersede this information.

We are incorporating by reference herein the following Con Edison documents that we have filed with the Commission:

•	Annual Report on Form 10-K for the year ended December 31, 2015;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016;

•	Current Report on Form 8-K, dated April 20, 2016; and

•

Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 4, 2016 (portions thereof incorporated by reference in Part III of the Annual Report on Form 10-K for the year ended December 31, 2015).

We are also incorporating by reference in this prospectus supplement and the accompanying prospectus any additional documents that we may file with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than those “furnished” pursuant to Item 2.02 or Item 7.01 in any Current Report on Form 8-K or other information deemed to have been “furnished” rather than filed in accordance with the Commission’s rules) until the termination of the offering of the securities.

RISK FACTORS

Our businesses are influenced by many factors that are difficult to predict, and that involve uncertainties that may materially affect actual operating results, cash flows and financial condition. These risk factors include those described in the documents that are incorporated by reference in this prospectus supplement and the accompanying prospectus (see “Incorporation by Reference,” above), and could include additional uncertainties not presently known to us or that we currently do not consider to be material. Before making an investment decision, you should carefully consider these risks as well as any other information we include or incorporate by reference in the prospectus.

Upon the occurrence of a Special Mandatory Redemption Trigger, we will be required to redeem the Debentures. In addition, the Debentures may also be redeemed at our option. If we redeem the Debentures, you may not obtain your expected return on the Debentures.

Upon the occurrence of a Special Mandatory Redemption Trigger, we will be required to redeem the Debentures at the Special Mandatory Redemption Price. See “Description of Debentures – Special Mandatory Redemption.” At any time prior to March 31, 2017, the Debentures may also be redeemed at our option, in whole, at the Special Mandatory Redemption Price if, in our judgment, the Acquisition Closing will not occur on or prior to March 31, 2017. See “Description of Debentures – Redemption at Our Option.” If your Debentures are redeemed, you may not obtain your expected return on the Debentures and may not be able to reinvest the proceeds from the redemption in an investment that results in a comparable return. In addition, the redemption provisions of the Debentures may result in lower trading prices of the Debentures than might otherwise be the case.

We are not obligated to place the net proceeds of the offering of the Debentures in escrow prior to the Acquisition Closing and, as a result, we may not be able to redeem the Debentures upon the occurrence of a Special Mandatory Redemption Trigger.

We are not obligated to place the net proceeds of the offering of the Debentures in escrow prior to the Acquisition Closing or to provide a security interest in those proceeds, and the Indenture imposes no restrictions on our use of these proceeds. Accordingly, our source of funds to redeem the Debentures upon the occurrence of a Special Mandatory Redemption Trigger would be available cash, borrowings, or sales of securities or assets. We may not be able to satisfy our obligation to redeem the Debentures following the occurrence of a Special Mandatory Redemption Trigger because we may not have sufficient financial resources to pay the aggregate Special Mandatory Redemption Price. Our failure to redeem the Debentures as required under the Indenture would result in a default under the Indenture, which could result in defaults under our other debt agreements and have material adverse consequences for us and the holders of the Debentures.

Our debt, including the Debentures, is effectively subordinated to the debt of our subsidiaries.

Because we are a holding company with no material assets other than our ownership interests in our subsidiaries and all of our operations are conducted by our subsidiaries, our debt is effectively subordinated to all existing and future debt, trade creditors, and other liabilities of our subsidiaries. Our rights, and the rights of our creditors, to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise would be subject to the prior claims of that subsidiary’s creditors, except to the extent that our claims as a creditor of such subsidiary may be recognized. As of March 31, 2016, our subsidiaries had outstanding approximately $12.7 billion of long-term debt, including the portion of long-term debt due within one year. The Indenture does not restrict our or our subsidiaries’ ability to incur additional indebtedness.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement, the accompanying prospectus, and the information incorporated by reference herein and therein contains forward-looking statements that are intended to qualify for the safe-harbor provisions of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Forward-looking statements are statements of future expectations and not facts. Words such as “forecasts,” “expects,” “estimates,” “anticipates,” “intends,” “believes,” “plans,” “will” and similar expressions identify forward-looking statements. The forward-looking statements reflect information available and assumptions at the time the statements are made, and speak only as of that time. Actual results or developments may differ materially from those included in the forward-looking statements because of various factors such as those identified in reports Con Edison has filed with the Commission, including that:

•	the Company’s subsidiaries are extensively regulated and are subject to penalties;

•	its utility subsidiaries’ rate plans may not provide a reasonable return;

•	it may be adversely affected by changes to the utility subsidiaries’ rate plans;

•	the intentional misconduct of employees or contractors could adversely affect it;

•	the failure of, or damage to, its subsidiaries’ facilities could adversely affect it;

•	a cyber-attack could adversely affect it;

•	it is exposed to risks from the environmental consequences of its subsidiaries’ operations;

•	a disruption in the wholesale energy markets or failure by an energy supplier could adversely affect it;

•	it has substantial unfunded pension and other postretirement benefit liabilities;

•	its ability to pay dividends or interest depends on dividends from its subsidiaries;

•	it requires access to capital markets to satisfy funding requirements;

•	its strategies may not be effective to address changes in the external business environment; and

•	it also faces other risks that are beyond its control.

CON EDISON

Con Edison, incorporated in New York State in 1997, is a holding company that owns all of the outstanding common stock of Consolidated Edison Company of New York, Inc. (“CECONY”), Orange and Rockland Utilities, Inc. (“O&R”), the competitive energy businesses described below and Con Edison Transmission, Inc. (“Con Edison Transmission”). Our principal executive offices are located at 4 Irving Place, New York, New York 10003, and our telephone number is (212) 460-4600.

Con Edison seeks to provide shareholder value through continued dividend growth, supported by earnings growth in regulated utilities and contracted assets. The company invests to provide reliable, resilient, safe and clean energy critical for New York City’s growing economy. The company is an industry-leading owner and operator of contracted, large-scale solar generation in the United States. Con Edison is a responsible neighbor, helping the communities it serves become more sustainable.

CECONY

CECONY provides electric service to approximately 3.4 million customers in all of New York City (except a part of Queens) and most of Westchester County, an approximately 660 square mile service area with a population of more than nine million. CECONY delivers gas to approximately 1.1 million customers in Manhattan, the Bronx, parts of Queens and most of Westchester County. CECONY operates the largest steam distribution system in the United States by producing and delivering approximately 22,000 million pounds of steam annually to approximately 1,700 customers in parts of Manhattan.

O&R

O&R and its utility subsidiaries, Rockland Electric Company and Pike County Light & Power Company (“Pike”), provide electric service to approximately 0.3 million customers in southeastern New York and in adjacent areas of northern New Jersey and northeastern Pennsylvania, an approximately 1,350 square mile service area. O&R and Pike deliver gas to over 0.1 million customers in southeastern New York and adjacent areas of northeastern Pennsylvania. In October 2015, O&R entered into an agreement to sell Pike.

Competitive Energy Businesses

Con Edison pursues competitive energy opportunities through three wholly-owned subsidiaries: Consolidated Edison Solutions, Inc., Consolidated Edison Energy, Inc. and Consolidated Edison Development, Inc. These businesses sell to retail customers electricity purchased in wholesale markets and enter into related hedging transactions, provide energy-related products and services to wholesale and retail customers, and develop, own and operate renewable and energy infrastructure projects. In June 2015, Con Edison initiated a plan to sell the retail electric supply business of its competitive energy businesses.

Con Edison Transmission

Con Edison Transmission invests in electric and gas transmission companies through its wholly-owned subsidiaries, Consolidated Edison Transmission, LLC (“CET Electric”) and Con Edison Gas Pipeline and Storage, LLC (formerly known as Con Edison Gas Midstream, LLC, “CET Gas”). CET Electric, which was formed in 2014, owns a 45.7 percent interest in New York Transco LLC, a company that is expected to own electric transmission assets being developed in New York. CET Gas, which was formed in 2016, owns a 12.5 percent interest in Mountain Valley Pipeline, LLC, a company developing a proposed gas transmission project in West Virginia and Virginia. In addition, a subsidiary of CET Gas has agreed to the Acquisition, which is for the purchase of a 50 percent equity interest in the Joint Venture to own, operate and further develop existing gas pipeline and storage businesses located in northern Pennsylvania and southern New York. At March 31, 2016, Con Edison’s capital contribution to Con Edison Transmission was $24 million.

USE OF PROCEEDS

The offering is being made in connection with the Acquisition but is not conditioned upon completion of the Acquisition. We expect to use the net proceeds received by us from the offering, and the net proceeds from a separate offering of our common shares, for general corporate purposes, including repayment of outstanding short-term debt bearing interest at variable rates, and to subsequently fund the Acquisition with available cash and the proceeds from the issuance of additional short-term debt. At May 10, 2016, the weighted average annualized yield for the $659 million of our commercial paper that was outstanding was 0.67 percent. There is no escrow account for, or security interest in, the proceeds of the offering for the benefit of holders of the Debentures. See “Risk Factors,” “Description of Debentures – Special Mandatory Redemption,” and “Underwriting (Conflicts of Interest).”

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Con Edison’s ratio of earnings to fixed charges for the periods indicated:

Three Months Ended March 31,	Year Ended December 31,
2016	2015	2014	2013	2012	2011
3.6	3.5	3.6	3.0	3.7	3.6

The ratio of earnings to fixed charges has been computed based upon net income less income from equity investees plus income tax and fixed charges. Fixed charges include interest on long-term debt and other interest expense, amortization of debt expense, discount and premium, and a reasonable approximation of the interest component of rentals. For 2012 and 2011, the ratio of earnings to fixed charges also reflects dividends on CECONY’s preferred stock (which was redeemed in 2012). See Exhibit 12.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 for statements setting forth the computation of the ratio of earnings to fixed charges for the periods indicated above.

DESCRIPTION OF DEBENTURES

General

The Debentures will mature on May 15, 2021. The Debentures are subject to redemption prior to maturity as set forth below. Additional information describing the Debentures and the Indenture under which they are to be issued is included in “Description of Debt Securities” in the accompanying prospectus.

Interest

We will pay interest on the Debentures at the rate per annum stated on the first page of this prospectus supplement. Interest will accrue from May 16, 2016 or from the most recent interest payment date to which interest has been paid. Interest is payable on November 15, 2016 and thereafter semi-annually on May 15 and November 15 each year to holders of record at the close of business on the April 30 and October 31, respectively, whether or not a business day, immediately preceding the applicable interest payment date, except as otherwise provided in the Indenture.

Special Mandatory Redemption

Upon the occurrence of a Special Mandatory Redemption Trigger (as defined below), we will be required to redeem the Debentures, in whole, at a redemption price equal to 101% of the aggregate principal amount of the Debentures, plus accrued interest from and including the date of initial issuance, or the most recent date to which interest has been paid, whichever is later, to, but not including, the date of the special mandatory redemption (the “Special Mandatory Redemption Price”). There is no escrow account for, or security interest in, the proceeds of the offering for the benefit of holders of the Debentures. See “Risk Factors.” The “Special Mandatory Redemption Trigger” is the first to occur of either: (i) December 31, 2016 or, if by December 31, 2016 all conditions to the Acquisition Closing (as defined below) have been satisfied other than those conditions to be satisfied on the date of the Acquisition Closing and the expiration or early termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and, in our judgment, all conditions to the Acquisition Closing are reasonably likely to be satisfied by March 31, 2017, then March 31, 2017, provided, in each case, that the Acquisition Closing has not occurred on or prior to such date; or (ii) the date on which the contribution agreement relating to the Acquisition is terminated. The “Acquisition Closing” is the initial closing for the Acquisition at which our subsidiary, by contributing an amount not less than the aggregate principal amount of the Debentures, purchases a 50 percent equity interest in the Joint Venture.

Pursuant to the contribution agreement, the Acquisition is to be substantially completed at the Acquisition Closing and the remainder completed at a subsequent closing.

Within five Business Days after the occurrence of the Special Mandatory Redemption Trigger, we will give notice to each holder of the Debentures and to the Trustee, stating, among other matters prescribed in the Indenture, that a Special Mandatory Redemption Trigger has occurred and that the Debentures will be redeemed on the redemption date set forth in such notice (which will be no earlier than three Business Days and no later than 30 days from the date such notice is given).

Redemption at Our Option

At any time prior to March 31, 2017, we may redeem the Debentures in whole, at our option, at the Special Mandatory Redemption Price if, in our judgment, the Acquisition Closing will not occur on or prior to March 31, 2017. See “Risk Factors.” If we exercise this option to redeem the Debentures, we will give notice to each holder of the Debentures and to the Trustee, stating, among other matters prescribed in the Indenture, that we have exercised this option and that the Debentures will be redeemed on the redemption date set forth in such notice (which will be no earlier than three Business Days and no later than 30 days from the date such notice is given).

In addition, at any time prior to April 15, 2021, we may redeem the Debentures in whole or in part, at our option at a redemption price equal to the greater of (1) 100% of the principal amount of the Debentures being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 12.5 basis points, plus, in each case, accrued interest on the principal amount being redeemed to, but not including, the redemption date. At any time on or after April 15, 2021, we may redeem the Debentures in whole or in part, at our option, at a redemption price equal to 100% of the principal amount of the Debentures being redeemed plus accrued interest on the principal amount being redeemed to, but not including, the redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the Debentures being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Debentures.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations (as defined below) for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if we obtain fewer than five of such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by the trustee after consultation with us.

“Reference Treasury Dealer” means each of (i) Barclays Capital Inc., Mizuho Securities USA Inc., and Wells Fargo Securities, LLC, their respective successors, and (ii) two other primary U.S. Government securities dealers in the United States (a “Primary Treasury Dealer”) selected by us. If any Reference Treasury Dealer shall cease to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer for that dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

We will mail notice of any redemption (other than any redemption at the Special Mandatory Redemption Price) at least 30 days but not more than 60 days before the redemption date to each registered holder of Debentures to be redeemed.

Unless we default in payment of the redemption price (or Special Mandatory Redemption Price, if applicable), on or after the redemption date interest will cease to accrue on the Debentures or portions thereof called for redemption.

Book-Entry Only

The Depository Trust Company (the “Depositary”), New York, NY, will act as securities depository for the Debentures. The Debentures will be issued as fully-registered securities registered in the name of Cede & Co. (the Depositary’s partnership nominee) or such other name as may be requested by an authorized representative of the Depositary. One or more fully-registered global certificates (each a “Global Security”) will be issued for the Debentures, in the aggregate principal amount of such Debentures, and will be deposited with the Trustee on behalf of the Depositary.

The Depositary has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of section 17A of the Securities Exchange Act of 1934, as amended.

The Depositary holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 100 countries that the Depositary’s participants (“Direct Participants”) deposit with the Depositary. The Depositary also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for the Depositary, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the Depositary system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The Depositary’s Rules applicable to its participants are on file with the Commission. More information about the Depositary can be found at www.dtcc.com, but this information is not incorporated herein by reference.

Purchases of the Debentures under the Depositary’s system must be made by or through Direct Participants, which will receive a credit for the Debentures on the Depositary’s records. The ownership interest of each actual purchaser of each Debenture, or beneficial owner, is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial owners will not receive written confirmation from the Depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Debentures are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the Debentures, except in the event that use of the book-entry system for the Debentures is discontinued.

To facilitate subsequent transfers, all Debentures deposited by Direct Participants with the Depositary are registered in the name of the Depositary’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of the Depositary. The deposit of the Debentures with the Depositary and their registration in the name of Cede & Co. or such other Depositary nominee effect no change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the Debentures; the Depositary’s records reflect only the identity of the Direct Participants to whose accounts such Debentures are credited, which may or may not be the beneficial owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Depositary to its Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to the Depositary. If less than all of the Debentures are being redeemed, the Depositary’s practice is to determine by lot the amount of each Direct Participant’s interest in the issue to be redeemed.

Neither the Depositary nor Cede & Co. (nor any other Depositary nominee) will consent or vote with respect to the Debentures unless authorized by a Direct Participant in accordance with the Depositary’s applicable procedures. Under its usual procedures, the Depositary mails an omnibus proxy to the Company as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Debentures are credited on the record date (identified in a listing attached to the omnibus proxy).

Payments on the Debentures will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of the Depositary. The Depositary’s practice is to credit Direct Participants’ accounts upon the Depositary’s receipt of funds and corresponding detailed information from the Company, the Trustee or any paying agent or the registrar for the Debentures, on the payable date in accordance with their respective holdings shown on the Depositary’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants and not of the Depositary or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary) is the responsibility of the Company, disbursement of such payments to Direct Participants will be the responsibility of the Depositary, and disbursement of such payments to the beneficial owners will be the responsibility of Direct and Indirect Participants.

If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company, the Company will issue Debentures in definitive form in exchange for each Global Security representing such Debentures. In such event, an owner of a beneficial interest in such Global Security will be entitled to physical delivery in definitive form of Debentures represented by such Global Security equal in principal amount to such beneficial interest and to have such Debentures registered in its name. Debentures so issued in definitive form will be issued as registered Debentures in denominations that are integral multiples of $1,000.

The information in this section concerning the Depositary and the Depositary’s book-entry has been obtained from sources that the Company believes to be reliable, but none of the Company or the underwriters take any responsibility for the accuracy thereof.

UNDERWRITING (CONFLICTS OF INTEREST)

Barclays Capital Inc., Mizuho Securities USA Inc., Wells Fargo Securities, LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, are acting as joint book-running managers of the offering and Barclays Capital Inc., Mizuho Securities USA Inc., and Wells Fargo Securities, LLC are acting as representatives (the “representatives”) of the underwriters named below (the “underwriters”). Subject to the terms and conditions contained in the underwriting agreement between us and the underwriters, we have agreed to sell the Debentures to the underwriters, and the underwriters have severally agreed to purchase the Debentures, in the respective principal amounts of the Debentures set forth after their names below. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the Debentures if any are purchased.

Underwriters	Principal Amount of Debentures
Barclays Capital Inc.	$250,000,000
Mizuho Securities USA Inc.	50,000,000
Wells Fargo Securities, LLC	50,000,000
Citigroup Global Markets Inc.	50,000,000
J.P. Morgan Securities LLC	50,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	50,000,000

Total	$500,000,000

The underwriters are offering the Debentures, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel, including the validity of the Debentures, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters have advised the Company that they propose to offer the Debentures directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and may offer the Debentures to certain securities dealers at such price less a concession not to exceed 0.35% of the principal amount of the Debentures. The underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Debentures to certain brokers and dealers. After the Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

The Debentures are a new issue of securities with no established trading market. We do not intend to apply for the listing of the Debentures on any securities exchange or for quotation of the Debentures on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the Debentures after completion of this offering. However, the underwriters are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the Debentures or that an active public trading market for the Debentures will develop. If an active public trading market for the Debentures does not develop, the market price and liquidity of the Debentures may be adversely affected.

In connection with this offering, the representatives, on behalf of the underwriters, may purchase and sell Debentures in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater total principal amount of Debentures than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of Debentures while this offering is in progress.

The underwriters also may impose a penalty bid. This may occur when a particular underwriter repays to the underwriters a portion of the underwriting discount because the underwriters have repurchased Debentures sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Debentures. As a result, the price of the Debentures may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time.

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The Company expects to have an estimated $1,050,000 of expenses (excluding the underwriting discount) in connection with this offering.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include, among other activities, securities trading and underwriting, commercial and investment banking, financial advisory, corporate trust, investment management, investment research, principal investment, hedging, financing and brokerage activities. In the ordinary course of their respective businesses, the underwriters and/or their respective affiliates have in the past and may in the future provide us and our affiliates with financial advisory and other services for which they have and in the future will receive customary fees.

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates.

Certain of the underwriters or their affiliates have a lending relationship with us. In particular, affiliates of Barclays Capital Inc., Mizuho Securities USA Inc., Wells Fargo Securities, LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated participate in our revolving credit arrangements. Barclays Bank PLC, an affiliate of Barclays Capital Inc., and Mizuho Corporate Bank, Ltd., an affiliate of Mizuho Securities USA Inc., Wells Fargo Bank, National Association, an affiliate of Wells Fargo Securities, LLC, Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citibank, N.A., an affiliate of Citigroup Global Markets Inc., and JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC have provided us with committed financing of up to $1.0 billion in connection with the Acquisition (the “Bridge Facility”). Barclays Capital Inc. has served as our financial advisor in connection with the Acquisition.

If any of the underwriters or their affiliates has a lending relationship with us, certain of these underwriters or their affiliates routinely hedge, and certain other of these underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Debentures offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Debentures offered hereby. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

Certain of the underwriters or their affiliates may hold a portion of the commercial paper that we anticipate repaying using net proceeds received by us from the sale of the Debentures. See “Use of Proceeds,” above. We understand that if an underwriter and its affiliates were to receive 5% or more of the net proceeds, such underwriter would be required to conduct its distribution of the Debentures in accordance with Rule 5121 (Public Offerings of Securities with Conflicts of Interest) of the Financial Industry Regulatory Authority, Inc. The amount of the commitment under the Bridge Facility, subject to certain exclusions, will be reduced by the amount of net proceeds received by us from the issuance of debt securities and equity securities (including the Debentures). See “Use of Proceeds.”

LEGAL MATTERS

The validity of the Debentures and certain other related legal matters will be passed upon for Con Edison by Elizabeth D. Moore, Esq., Senior Vice President and General Counsel. Certain legal matters in connection with the Debentures will be passed upon for the underwriters by Hunton & Williams LLP, 200 Park Avenue, New York, New York 10166. Hunton & Williams LLP has from time to time performed and may perform legal services for affiliates of the Company.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in the Report of Management on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

Consolidated Edison, Inc.

Debt Securities

Common Shares ($.10 par value)

We may offer and sell from time to time our unsecured debt securities (“Debt Securities”) and common shares ($.10 par value) (“Common Shares”). Our Common Shares are listed on the New York Stock Exchange under the symbol “ED”.

We will establish the specific price and terms of the Debt Securities and the Common Shares we will offer (collectively, the “Securities”) and how they will be offered at the time we offer them, and we will describe them in one or more supplements to this prospectus. This prospectus may not be used to offer and sell our Securities unless accompanied by a prospectus supplement. You should read this prospectus and the related prospectus supplement before you invest in the Securities.

Investing in the Securities involves risks. See “Risk Factors” on page 2 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We may sell the Securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of Securities. If any agents, dealers or underwriters are involved in the sale of any Securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of Securities also will be set forth in the applicable prospectus supplement.

The date of this prospectus is August 6, 2015.

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RISK FACTORS

Our businesses are influenced by many factors that are difficult to predict, and that involve uncertainties that may materially affect actual operating results, cash flows and financial condition. These risk factors include those described in the documents that are incorporated by reference in this prospectus (see “Incorporation by Reference,” below), and could include additional uncertainties not presently known to us or that we currently do not consider to be material. Before making an investment decision, you should carefully consider these risks as well as any other information we include or incorporate by reference in this prospectus or include in any applicable prospectus supplement.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement for the Securities that we have filed with the Securities and Exchange Commission (the “Commission”) using a “shelf” registration process. We may use this prospectus to offer and sell from time to time any of the Securities in one or more offerings. This prospectus provides you with a general description of the Securities. Each time we offer Securities, we will file with the Commission a supplement to this prospectus that will describe the specific terms of that offering. The specific terms of the offered Securities may vary from the general terms of the Securities described in this prospectus, and accordingly the description of the Securities contained in this prospectus is subject to, and qualified by reference to, the specific terms of the offered Securities contained in the applicable prospectus supplement. The prospectus supplement may also add, update or change the information contained in this prospectus, including information about us. If there is any inconsistency between this prospectus and the applicable prospectus supplement, you should rely on the information in the prospectus supplement. Before you invest, you should carefully read this prospectus, the applicable prospectus supplement and the information contained in the documents we refer to in this prospectus under “Where You Can Find More Information.”

This prospectus and any accompanying prospectus supplement contain and incorporate by reference information that you should consider when making your investment decision. We have not authorized anyone else to provide you with any additional or different information. If anyone provides you with such additional, different or inconsistent information, you should not rely on it. We are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should assume that information appearing in this prospectus, any prospectus supplement and the documents incorporated by reference therein and in any related written communication that we provide or authorize is accurate only as of the respective dates of such documents. Our business, financial condition, results of operations and prospects may have changed since such dates.

References in this prospectus to the terms “we,” “us” or other similar terms mean Consolidated Edison, Inc., unless the context clearly indicates otherwise. We are also referred to in this prospectus as Con Edison.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Commission and these filings are publicly available through the Commission’s website (http://www.sec.gov). You may read and copy materials that we have filed with the Commission at its public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330.

This prospectus, which includes information incorporated by reference (see “Incorporation by Reference,” below), is part of a registration statement on Form S-3 we have filed with the Commission relating to the Securities. As permitted by the Commission’s rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the Commission. You should read the registration statement and the exhibits and schedules for more information about us and the Securities.

The registration statement, exhibits and schedules are also available at the Commission’s public reference room or through its Internet website.

You may obtain a free copy of our filings with the Commission by writing or telephoning us at our principal executive offices: Corporate Secretary, Consolidated Edison, Inc., 4 Irving Place, New York, New York 10003 (Telephone No.: 212-460-3331). The filings are also available through the Investor Information section of our website: www.conedison.com. The information on our website is not incorporated into this prospectus by reference, and you should not consider it a part of this prospectus.

INCORPORATION BY REFERENCE

The Commission allows us to “incorporate by reference” into this prospectus information we file with them. This means that we can disclose important information to you by referring you to documents that we have previously filed with the Commission or documents that we will file with the Commission in the future. The information we incorporate by reference is considered to be an important part of this prospectus. Information that we file later with the Commission that is incorporated by reference into this prospectus will automatically update and supercede this information.

We are incorporating by reference into this prospectus the following Con Edison documents that we have filed with the Commission:

•	Annual Report on Form 10-K for the year ended December 31, 2014;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2015 and June 30, 2015; and

•	Current Reports on Form 8-K, dated January 15, 2015, April 20, 2015, May 18, 2015 and July 16, 2015.

We are also incorporating by reference into this prospectus any additional documents that we subsequently file with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than those “furnished” pursuant to Item 2.02 or Item 7.01 in any Current Report on Form 8-K or other information deemed to have been “furnished” rather than filed in accordance with the Commission’s rules) prior to the termination of the offering of the Securities covered by the applicable prospectus supplement.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any accompanying prospectus supplement or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

CON EDISON

Con Edison is a holding company that operates only through its subsidiaries. We were incorporated in New York State in 1997.

Our principal business operations are those of our regulated utility companies, Consolidated Edison Company of New York, Inc. (“Con Edison of New York”) and Orange and Rockland Utilities, Inc. (“Orange & Rockland”), and our competitive energy businesses.

Con Edison of New York provides electric service in all of New York City (except a part of Queens) and most of Westchester County, an approximate 660 square mile service area with a population of more than nine million. Con Edison of New York also provides gas service in Manhattan, the Bronx, parts of Queens and most of Westchester County, and steam service in parts of Manhattan.

Orange & Rockland, along with its regulated utility subsidiaries, provides electric service in southeastern New York and adjacent areas of northern New Jersey and northeastern Pennsylvania and gas service in southeastern New York and adjacent areas of northeastern Pennsylvania.

Con Edison pursues competitive energy opportunities through three wholly-owned subsidiaries: Con Edison Solutions, Con Edison Energy and Con Edison Development. These businesses sell to retail customers electricity purchased in wholesale markets and enter into related hedging transactions, provide energy-related products and services to wholesale and retail customers, and develop, own and operate renewable and energy infrastructure projects. During the three months ended June 30, 2015, Con Edison initiated a plan to actively market and sell the retail electric supply business of its competitive energy businesses.

In addition, in 2014 Con Edison formed Consolidated Edison Transmission LLC to invest in a transmission company.

Con Edison has no material assets other than the stock of its regulated utility subsidiaries and competitive energy businesses. Our ability to pay interest on the Debt Securities and dividends on the Common Shares is dependent on our receipt of dividends from these subsidiaries or proceeds from the sale by us of additional securities or assets. Our utility companies are subject to certain restrictions on the dividends that they may pay to us, as discussed in the notes to our consolidated financial statements in our most recent Annual Report on Form 10-K.

USE OF PROCEEDS

Unless we inform you otherwise in a supplement to this prospectus, we anticipate using the net proceeds received by us from the sale of the Securities for general corporate purposes, including, among others, investment by us in our subsidiaries, repayment of our short-term debt and repurchase, retirement or refinancing of our other debt securities. We may temporarily invest net proceeds prior to their use.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the five most recently completed fiscal years and for the most recent year-to-date quarter-end period are included in the management’s discussion and analysis of financial condition and results of operations section of our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q which are incorporated by reference in this prospectus.

DESCRIPTION OF DEBT SECURITIES

The Debt Securities are expected to be issued under an indenture, dated as of April 1, 2002 between Con Edison and The Bank of New York Mellon (formerly known as The Bank of New York (successor as trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank))), as Trustee (“Trustee”), as amended and supplemented by a First Supplemental Indenture, dated as of August 1, 2009 (such Indenture, as amended and supplemented, is herein referred to as the “Indenture”), copies of which are included as exhibits to the registration statement of which this prospectus is a part.

The Debt Securities to be issued under the Indenture will be unsecured general obligations of Con Edison ranking equally and ratably in right of payment with the other unsecured debt securities of Con Edison issued under the Indenture that are not subordinated obligations of Con Edison (“Subordinated Securities”); provided, however, that if so provided in the prospectus supplement relating to a series of Debt Securities, the Debt Securities will be Subordinated Securities.

There is no requirement that future issues of Debt Securities of Con Edison be issued under the Indenture, and Con Edison will be free to employ other indentures or documentation, containing provisions different from those included in the Indenture or applicable to one or more issues of Debt Securities, in connection with future issues of such other Debt Securities. Any such other indenture or documentation would be described in a prospectus supplement or in a revision to this prospectus.

The Indenture does not specifically restrict the ability of Con Edison to engage in transactions which could have the effect of increasing the ratio of debt to equity capitalization of Con Edison or a successor corporation. For example, the Indenture does not limit the amount of indebtedness of Con Edison, the payment of dividends by Con Edison or the acquisition by Con Edison of any of the equity securities of Con Edison or Con Edison of New York. The Indenture also permits Con Edison to merge or consolidate or to transfer its assets, subject to certain conditions (see “Consolidation, Merger and Sale” below). Con Edison must obtain approvals from state and/or federal regulatory bodies to merge or consolidate.

The following summary of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Indenture, including the definitions therein of certain terms.

General: The Indenture provides that the Debt Securities offered and other unsecured debt securities of Con Edison issued under the Indenture, without limitation as to aggregate principal amount (collectively the “Indenture Securities”), may be issued in one or more series, in each case as authorized from time to time by Con Edison.

Reference is made to the prospectus supplement relating to the Debt Securities offered for any of the following terms not provided herein:

(1)	the title of the Debt Securities;

(2)	the aggregate principal amount of the Debt Securities;

(3)	the percentage of the principal amount representing the price for which the Debt Securities shall be issued;

(4)	the date or dates on which the principal of, and premium, if any, on the Debt Securities shall be payable;

(5)	the rate or rates (which may be fixed or variable) at which the Debt Securities shall bear interest, if any, or the method by which such rate or rates shall be determined;

(6)	if the amount of payments of the principal of, premium, if any, or interest, if any, on the Debt Securities may be determined with reference to an index, formula or other method, the manner in which such amounts shall be determined;

(7)	the date or dates from which any such interest shall accrue, or the method by which such date or dates shall be determined, the dates on which any such interest shall be payable and any record dates therefor and the basis for the computation of interest, if other than a 360-day year consisting of twelve 30-day months;

(8)	the place or places where the principal of, and premium, if any, and interest, if any, on the Debt Securities shall be payable;

(9)	the period or periods, if any, within which, the price or prices at which, and the terms and conditions upon which the Debt Securities may be redeemed, in whole or in part, at the option of Con Edison;

(10)	the obligation, if any, of Con Edison to redeem, purchase or repay the Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities shall be redeemed, purchased or repaid pursuant to such obligation;

(11)	whether the Debt Securities shall be issued in whole or in part in the form of one or more Global Securities and, if so, the identity of the Depositary for such Global Security or Global Securities;

(12)	if other than $1,000 or an integral multiple thereof, the denominations in which the Debt Securities shall be issued;

(13)	if other than the principal amount thereof, the portion of the principal amount of the Debt Securities payable upon declaration of acceleration of the maturity of the Debt Securities;

(14)	any deletions from or modifications of or additions to the Events of Default set forth in Section 6.01 of the Indenture pertaining to the Debt Securities;

(15)	the provisions, if any, relating to the defeasance of Debt Securities of a series prior to the maturity thereof pursuant to Section 12.02 of the Indenture (see “Satisfaction and Discharge of Indenture; Defeasance”);

(16)	the terms, if any, upon which Con Edison may elect not to pay interest on an interest payment date;

(17)	the provisions, if any, relating to the subordination of the Debt Securities pursuant to Article 14 of the Indenture (see “Subordination”); and

(18)	any other terms of the Debt Securities not inconsistent with the provisions of the Indenture and not adversely affecting the rights of any other series of Indenture Securities then outstanding. (Section 2.03)

Con Edison may authorize the issuance and provide for the terms of a series of Indenture Securities pursuant to a resolution of its Board of Directors or any duly authorized committee thereof or pursuant to a supplemental indenture. The provisions of the Indenture described above permit Con Edison, in addition to issuing Indenture Securities with terms different from those of Indenture Securities previously issued, to “reopen” a previous issue of a series of Indenture Securities and to issue additional Indenture Securities of such series.

The Indenture Securities will be issued only in registered form without coupons and, unless otherwise provided with respect to a series of Indenture Securities, in denominations of $1,000 and integral multiples thereof. (Section 2.02) Indenture Securities of a series may be issued in whole or in part in the form of one or more Global Securities (see “Global Securities”). One or more Global Securities will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of outstanding Indenture Securities of the series to be represented by such Global Security or Global Securities. (Section 2.01) No service charge will be made for any transfer or exchange of Indenture Securities, but Con Edison may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.05)

One or more series of the Indenture Securities may be issued with the same or various maturities at par or at a discount. Debt Securities bearing no interest or interest at a rate which at the time of issuance is below the market rate (“Original Issue Discount Securities”) will be sold at a discount (which may be substantial) below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the prospectus supplement relating thereto.

Subordination: If the prospectus supplement relating to a particular series of Indenture Securities so provides, such securities will be Subordinated Securities and the payment of the principal of, premium, if any, and interest on the Subordinated Securities will be subordinate and junior in right of payment to the prior payment in full of all Senior Indebtedness (defined below) to the extent set forth in the next paragraph. (Section 14.01)

In the event (a) of any distribution of assets of Con Edison in bankruptcy, reorganization or receivership proceedings, or upon an assignment for the benefit of creditors, or any other marshalling of assets and liabilities of Con Edison, except for a distribution in connection with a consolidation, merger, sale, transfer or lease permitted under the Indenture (see “Consolidation, Merger and Sale”), or (b) the principal of any Senior Indebtedness shall have been declared due and payable by reason of an event of default with respect thereto and such event of default shall not have been rescinded, then the holders of Subordinated Securities will not be entitled to receive or retain any payment, or distribution of assets of Con Edison, in respect of the principal of, premium, if any, and interest on the Subordinated Securities until the holders of all Senior Indebtedness (or, in the circumstances described in the foregoing clause (b), all Senior Indebtedness due and payable by reason of such an event of default) receive payment of the full amount due in respect of the principal of, premium, if any, and interest on the Senior Indebtedness or provision for such payment on the Senior Indebtedness shall have been made. (Section 14.02)

Subject to the payment in full of all Senior Indebtedness, the holders of the Subordinated Securities shall be subrogated to the rights of the holders of the Senior Indebtedness to receive payments or distributions applicable to the Senior Indebtedness until all amounts owing on the Subordinated Securities shall be paid in full. (Section 14.03)

“Senior Indebtedness” means all indebtedness of Con Edison for the repayment of money borrowed (whether or not represented by bonds, debentures, notes or other securities) other than the indebtedness evidenced by the Subordinated Securities and any indebtedness subordinated to, or subordinated on parity with, the Subordinated Securities. Senior Indebtedness does not include customer deposits or other amounts securing obligations of others to Con Edison. (Section 14.01)

The Indenture does not limit the aggregate amount of Senior Indebtedness that Con Edison may issue. As of June 30, 2015, $13.7 billion of Senior Indebtedness was outstanding, not including as “Senior Indebtedness” $2.5 billion of guarantees by Con Edison of certain obligations of its subsidiaries.

Redemption: If the prospectus supplement relating to a particular series of Indenture Securities so provides, such securities will be subject to redemption at the option of Con Edison. Notice of any redemption of Indenture Securities shall be given to the registered holders of such securities not less than 30 days nor more than 60 days prior to the date fixed for redemption. If less than all of a series of Indenture Securities are to be redeemed, the Trustee shall select, in such manner as in its sole discretion it shall deem appropriate and fair, the Indenture Securities of such series or portions thereof to be redeemed.

Global Securities: The Indenture Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, the Depositary identified in the prospectus supplement relating thereto. Unless and until it is exchanged in whole or in part for Indenture Securities in definitive form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. (Sections 2.01 and 2.05)

The specific terms of the depositary arrangement with respect to any Indenture Securities of a series will be described in the prospectus supplement relating thereto. Con Edison anticipates that the following provisions will apply to all depositary arrangements.

Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book entry registration and transfer system, the respective principal amounts of the Indenture Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary (“participants”). The accounts to be credited shall be designated by the underwriters through which such Indenture Securities were sold. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Security or by participants or persons that hold through participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

So long as the Depositary for a Global Security, or its nominee, is the owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Indenture Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have Indenture Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Indenture Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

Payments of principal of, premium, if any, and interest, if any, on Indenture Securities registered in the name of or held by a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Indenture Securities. None of Con Edison, the Trustee or any paying agent for such Indenture Securities will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security for such Indenture Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Con Edison expects that the Depositary for Indenture Securities of a series, upon receipt of any payment of principal, premium, if any, or interest, if any, in respect of a Global Security will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. Con Edison also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities registered in “street name,” and will be the responsibility of such participants.

If a Depositary for Indenture Securities of a series is at any time unwilling or unable to continue as Depositary and a successor depositary is not appointed by Con Edison within 90 days, Con Edison will issue Indenture Securities of such series in definitive form in exchange for the Global Security or Global Securities representing the Indenture Securities of such series. In addition, Con Edison may at any time and in its sole discretion determine not to have any Indenture Securities of a series represented by one or more Global Securities and, in such event, will issue Indenture Securities of such series in definitive form in exchange for the Global Security or Global Securities representing such Indenture Securities. Further, if Con Edison so specifies with respect to the Indenture Securities of a series, each person specified by the Depositary of the Global Security representing Indenture Securities of such series may, on terms acceptable to Con Edison and the Depositary for such Global Security, receive Indenture Securities of the series in definitive form. In any such instance, each person so specified by the Depositary of the Global Security will be entitled to physical delivery in definitive form of Indenture Securities of the series represented by such Global Security equal in principal amount to such person’s beneficial interest in the Global Security.

Payments and Paying Agents: Unless otherwise indicated in the prospectus supplement, payment of principal of and premium, if any, on Indenture Securities will be made against surrender of such Indenture Securities at The Bank of New York Mellon, Corporate Trust Division, 111 Sanders Creek Parkway, East Syracuse, NY 13057. Unless otherwise indicated in the prospectus supplement, payment of any installment of interest on Indenture Securities will be made to the person in whose name such Indenture Security is registered at the close of business on the record date for such interest. Unless otherwise indicated in the prospectus supplement, payments of such interest will be made at The Bank of New York Mellon, or by a check mailed to each holder of an Indenture Security at such holder’s registered address.

All moneys paid by Con Edison to a paying agent for the payment of principal of, premium, if any, or interest, if any, on any Indenture Security that remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to Con Edison and the holder of such Indenture Security entitled to receive such payment will thereafter look only to Con Edison for payment thereof. (Section 12.05) However, any such payment shall be subject to escheat pursuant to state abandoned property laws.

Consolidation, Merger and Sale: The Indenture permits Con Edison, without the consent of the holders of any of the Indenture Securities, to consolidate with or merge into any other corporation or sell, transfer or lease its properties as an entirety or substantially as an entirety to any person, provided that: (i) the successor is a corporation organized under the laws of the United States of America or any state thereof; (ii) the successor assumes Con Edison’s obligations under the Indenture and the Indenture Securities; (iii) immediately after giving effect to the transaction, no Event of Default (see “Default and Certain Rights on Default”) and no event that, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing; and (iv) certain other conditions are met. (Section 11.02) The Indenture does not restrict the merger of another corporation into Con Edison.

Modification of the Indenture: The Indenture contains provisions permitting Con Edison and the Trustee, without the consent of the holders of the Indenture Securities, to execute supplemental indentures to, among other things, establish the form and terms of any series of Indenture Securities issuable thereunder by one or more supplemental indentures and to add to the conditions, limitations or restrictions to be observed by Con Edison and to cure any ambiguity or to correct or supplement any provision contained in the Indenture which may be defective or inconsistent with any other provision contained therein or to make such other provisions in regard to matters or questions arising under the Indenture as shall not be inconsistent with the provisions of the Indenture and shall not adversely affect the interests of the holders of the Indenture Securities. The Indenture also contains provisions permitting Con Edison and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the Indenture Securities of any series at the time outstanding, evidenced as in the Indenture provided, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture with respect to Indenture Securities of such series, or modifying in any manner the rights of the holders of the Indenture Securities of such series; provided, however, that no such supplemental indenture shall (i) extend the fixed maturity, or the earlier optional date of maturity, if any, of any Indenture Security of a particular series or reduce the principal amount thereof or the premium thereon, if any, or reduce the rate or extend the time of payment of interest thereon, or make the principal thereof or premium, if any, or interest thereon payable in any coin or currency other than that provided in the Indenture Security, without the consent of the holder of each Indenture Security so affected, or (ii) reduce the principal amount of Indenture Securities of any series, the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of all Indenture Securities of such series outstanding thereunder. (Sections 10.01 and 10.02)

Default and Certain Rights on Default: The Indenture provides that the Trustee or the holders of 25% or more in aggregate principal amount of Indenture Securities of a series outstanding thereunder may declare the principal of all Indenture Securities of such series to be due and payable immediately, if any Event of Default with respect to such series of Indenture Securities shall occur and be continuing. However, if all defaults with respect to Indenture Securities of such series (other than non-payment of accelerated principal) are cured, the holders of a majority in aggregate principal amount of the Indenture Securities of such series outstanding thereunder may waive the default and rescind the declaration and its consequences. Events of Default with respect to a series of Indenture Securities include (unless specifically deleted in the supplemental indenture or Board Resolution under which such series of Indenture Securities is issued, or modified in any such supplemental indenture):

(i)	failure to pay interest when due on any Indenture Security of such series, continued for 30 days;

(ii)	failure to pay principal or premium, if any, when due on any Indenture Security of such series;

(iii)	failure to perform any other covenant of Con Edison in the Indenture or the Indenture Securities of such series (other than a covenant included in the Indenture or the Indenture Securities solely for the benefit of series of Indenture Securities other than such series), continued for 60 days after written notice from the Trustee or the holders of 25% or more in aggregate principal amount of the Indenture Securities of such series outstanding thereunder;

(iv)	certain events of bankruptcy, insolvency or reorganization; and

(v)	any other Event of Default as may be specified for such series. (Section 6.01)

The Indenture provides that the holders of a majority in aggregate principal amount of the Indenture Securities of any series outstanding thereunder may, subject to certain exceptions, direct the time, method and place of conducting any proceeding for any remedy available to, or exercising any power or trust conferred upon, the Trustee with respect to Indenture Securities of such series and may on behalf of all holders of Indenture Securities of such series waive any past default and its consequences with respect to Indenture Securities of such series, except a default in the payment of the principal of or premium, if any, or interest on any of the Indenture Securities of such series. (Section 6.06)

Holders of Indenture Securities of any series may not institute any proceeding to enforce the Indenture unless the Trustee thereunder shall have refused or neglected to act for 60 days after a request and offer of satisfactory indemnity by the holders of 25% or more in aggregate principal amount of the Indenture Securities of such series outstanding thereunder. Notwithstanding any other provision of the Indenture, however, the right of any holder of Indenture Securities of any series to enforce payment of principal of or premium, if any, or interest on the holder’s Indenture Securities when due shall not be impaired. (Section 6.04)

The Trustee is required to give the holders of Indenture Securities of any series notice of defaults with respect to such series (Events of Default summarized above, exclusive of any grace period and irrespective of any requirement that notice of default be given) as to which it has received written notice within 90 days after the occurrence thereof, unless cured before the giving of such notice, but, except for defaults in payments of principal of, premium, if any, or interest on the Indenture Securities of such series, the Trustee may withhold notice if and so long as it determines in good faith that the withholding of such notice is in the interests of such holders. (Section 6.07)

Con Edison is required to deliver to the Trustee each year an Officers’ Certificate stating whether such officers have obtained knowledge of any default by Con Edison in the performance of certain covenants and, if so, specifying the nature thereof. (Section 4.06)

Concerning the Trustee: The Indenture provides that the Trustee shall, prior to the occurrence of any Event of Default with respect to the Indenture Securities of any series and after the curing or waiving of all Events of Default with respect to such series which have occurred, perform only such duties as are specifically set forth in the Indenture and no implied covenants or obligations shall be read into the Indenture against the Trustee. During the existence of any Event of Default with respect to the Indenture Securities of any series, the

Trustee shall exercise such of the rights and powers vested in it under the Indenture with respect to such series and use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. (Section 7.01)

The Trustee may acquire and hold Indenture Securities and, subject to certain conditions, otherwise deal with Con Edison as if it were not Trustee under the Indenture. (Section 7.04)

The Bank of New York Mellon, which is the Trustee under the Indenture, is a participating bank under Con Edison’s revolving credit agreement and is a depository for funds and performs other services for, and transacts other banking business with, Con Edison in the normal course of business.

Satisfaction and Discharge of Indenture; Defeasance: The Indenture may be satisfied and discharged upon delivery of all outstanding Indenture Securities for cancellation or if all other Indenture Securities are to be paid within one year, at maturity or upon redemption, upon deposit with the Trustee of amounts sufficient for such payment and all other sums due under the Indenture. (Section 12.01) In addition, the Indenture provides that if, at any time after the date of the Indenture, Con Edison, if so permitted with respect to Indenture Securities of a particular series, shall deposit with the Trustee, in trust for the benefit of the holders thereof, (i) funds sufficient to pay, or (ii) such amount of obligations issued or guaranteed by the United States of America as will, or will together with the income thereon without consideration of any reinvestment thereof, be sufficient to pay all sums due for principal of, premium, if any, and interest on the Indenture Securities of such series, as they shall become due from time to time, and certain other conditions are met, the Trustee shall cancel and satisfy the Indenture with respect to such series to the extent provided therein. (Section 12.02) The prospectus supplement describing the Indenture Securities of such series will more fully describe the provisions, if any, relating to such defeasance of the Indenture with respect to such series.

Reports Furnished Securityholders: Con Edison will furnish the holders of Indenture Securities copies of all annual financial reports distributed to its stockholders generally as soon as practicable after the mailing of such material to the stockholders. (Section 4.07)

DESCRIPTION OF COMMON SHARES

Con Edison’s authorized capital stock consists of 500,000,000 Common Shares ($0.10 par value per share), of which 292,871,896 shares were issued and outstanding as of July 31, 2015, and 6,000,000 preferred shares ($1.00 par value per share) (“Preferred Shares”), of which no shares have been issued. Con Edison’s Board of Directors is authorized from time to time to issue the Preferred Shares as Preferred Shares of any series and, in connection with the creation of each such series, to fix by the resolution or resolutions providing for the issuance thereof the number of shares of such series and the designations, relative rights, preferences and limitations (including dividend, liquidation and voting rights, preferences and limitations) of such series to the full extent permitted by the law of the State of New York, except that holders of the Preferred Shares shall not be entitled to more than one vote for each Preferred Share held. The Preferred Shares will have no voting rights, except as so fixed or as required by applicable law.

The following description of the Common Shares does not purport to be complete and is subject to, and qualified in its entirety by reference to Con Edison’s Restated Certificate of Incorporation.

Dividends. Subject to any prior rights of Preferred Shares (if any should become outstanding), Common Shares are entitled to dividends when, as and if declared by Con Edison’s Board of Directors, and Con Edison may purchase or otherwise acquire outstanding Common Shares out of funds legally available therefor.

Liquidation Rights. Subject to any prior rights of Preferred Shares (if any should become outstanding), upon liquidation of Con Edison, any remaining net assets of Con Edison are distributable pro rata to the holders of Common Shares.

Voting Rights. Holders of Common Shares are entitled to one vote for each share. There are no cumulative voting rights. Holders of Preferred Shares shall have no voting rights unless, in connection with the issuance of Preferred Shares, Con Edison’s Board of Directors provides voting rights (in which event the voting rights shall not be more than one vote for each Preferred Share held) or unless otherwise required by law.

No Preemptive Rights. Holders of the Common Shares are not entitled to preemptive rights.

Transfer Agent and Registrar. The transfer agent and registrar for the Common Shares is Computershare, P.O. Box 30170. College Station, TX 77842-3170.

Certain provisions of Con Edison’s Restated Certificate of Incorporation and by-laws and New York law may have the effect of encouraging persons considering unsolicited tender offers or unilateral takeover proposals for Con Edison to negotiate with the Board of Directors and could thereby have an effect of delaying, deferring or preventing a change in control of Con Edison. These provisions include:

Authorized But Unissued Shares. As of July 31, 2015, 183,917,404 Common Shares and 6,000,000 Preferred Shares were authorized but unissued and 23,210,700 Common Shares were held by Con Edison or Con Edison of New York as treasury shares. Such shares could be issued without stockholder approval in transactions that might prevent or render more difficult or costly the completion of a takeover transaction. In this regard, Con Edison’s Restated Certificate of Incorporation grants the Board of Directors broad corporate power to establish the rights and preferences of preferred stock, one or more classes or series of which could be issued which would entitle holders to exercise rights which could have the effect of impeding a takeover, including rights to convert or exchange the stock into Common Shares or other securities or to demand redemption of the stock at a specified price under prescribed circumstances related to a change of control.

Advance Notice By-law. Under Con Edison’s by-laws, written notice of any proposal to be presented by any shareholder or any person to be nominated by any shareholder for election as a director must be received by Con Edison’s Secretary at Con Edison’s principal executive offices not less than 70 nor more than 90 days prior to the anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is first publicly announced or disclosed (in a public filing or otherwise) less than 80 days prior to the date of the meeting, such notice shall be given not more than ten days after such date is first so announced or disclosed.

Section 912. Con Edison is subject to Section 912 of the New York Business Corporation Law. Accordingly, Con Edison may not engage in a business combination, such as a merger, consolidation, recapitalization, asset sale or disposition of stock, with any “interested shareholder” for a period of five years from the date that the interested shareholder first became an interested shareholder unless:

•

the business combination, or the acquisition of stock that resulted in the interested shareholder first becoming an interested shareholder, was approved by Con Edison’s Board of Directors prior to the interested shareholder becoming an interested shareholder;

•

the business combination is approved by the disinterested shareholders at a meeting of Con Edison’s shareholders called no earlier than five years after the date that the interested shareholder first became an interested shareholder; or

•	the business combination meets certain “fair price” valuation requirements.

An “interested shareholder” is any person that is the beneficial owner of 20% or more of the outstanding voting stock of Con Edison or is an affiliate or associate of Con Edison that at any time during the prior five years was the beneficial owner, directly or indirectly, of 20% or more of the then outstanding voting stock of Con Edison.

PLAN OF DISTRIBUTION

We may offer the Securities (a) through agents; (b) through underwriters or dealers; (c) directly to one or more purchasers; or (d) through a combination of any of these or other methods of sale. We will identify the specific plan of distribution in a prospectus supplement, including: (1) the identity of any underwriters, dealers, agents or direct purchasers and the amount of the Securities underwritten or purchased by them and their compensation; (2) the initial offering price of the Securities and the proceeds that we will receive from the sale of the Securities; and (3) any securities exchange on which the Securities will be listed.

It is anticipated that any underwriting agreement pertaining to any Securities will (1) entitle the underwriters to indemnification by Con Edison against certain civil liabilities under the Securities Act of 1933, as amended, or to contribution for payments the underwriters may be required to make in respect thereof, (2) provide that the obligations of the underwriters will be subject to certain conditions precedent, and (3) provide that the underwriters generally will be obligated to purchase all such Securities if any are purchased. The underwriters or affiliated companies may engage in transactions with, or perform services for, Con Edison and its affiliates in the ordinary course of business.

In connection with an offering made hereby, any underwriter may purchase and sell the Securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters in connection with an offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or delaying a decline in the market price of the Securities, and short positions created by the underwriters involve the sale by the underwriters of more Securities than they are required to purchase from Con Edison. The underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Securities sold in the offering may be reclaimed by the underwriters if such Securities are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Securities, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

The anticipated date of delivery of the Securities will be as set forth in the prospectus supplement relating to the offering of the Securities.

LEGAL MATTERS

Unless otherwise set forth in a prospectus supplement, the validity of the Securities and certain other related legal matters will be passed upon for Con Edison by Elizabeth D. Moore, Esq., Senior Vice President and General Counsel of Con Edison. Certain legal matters in connection with the Securities will be passed upon for any underwriters by Hunton & Williams LLP, 200 Park Avenue, New York, New York 10166. Hunton & Williams LLP from time to time has performed and may perform legal services for affiliates of Con Edison.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in the Report of Management on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.